

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 28, 2009

Clarence L. Granger
Chairman and Chief Executive Officer
Ultra Clean Holdings, Inc.
26462 Corporate Avenue
Hayward, California 94545

> **Re: Ultra Clean Holdings, Inc.**
> **Annual Report on Form 10-K**
> **Filed March 19, 2009**
> **File No. 000-50646**

Dear Mr. Granger:

We have completed our limited review of the Form 10-K and related filings for Ultra Clean Holdings, Inc. and have no further comments at this time.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Alan Denenberg, Esq.—Davis Polk & Wardwell